Exhibit (d)(vi)

SCHRODER GLOBAL SERIES TRUST

AMENDMENT

To INVESTMENT SUBADVISORY AGREEMENTS

This AMENDMENT is made as of this 30th day of June (the “Amendment”), among Schroder Global Series Trust, Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited.  The parties desire to amend as set forth herein each of the Investment Subadvisory Agreements between the parties, dated as February 28, 2006, with respect to the Schroder North American Equity Fund, and October 29, 2010, with respect to the Schroder Global Quality Fund (formerly, the Schroder QEP Global Quality Fund) and the Schroder Global Value Fund (formerly, the Schroder QEP Global Value Fund) (the “Investment Subadvisory Agreements”).

NOW, THEREFORE, the parties agree as follows:

1.               Section 5 of each of the Investment Subadvisory Agreements, is hereby amended and restated as follows:

SECTION 5. COMPENSATION

For services rendered by the Subadviser as provided in this Agreement, the Adviser (and not the Trust or the Fund) will pay the Subadviser an advisory fee at the end of each month in an amount equal to the applicable percentage set forth on Exhibit A for the Fund of all fees actually paid by such Fund to the Adviser for such month under the Management Contract or Investment Advisory Agreement, as applicable; provided, however, that the Subadviser’s fee payable hereunder for any period shall be reduced such that the Subadviser bears a comparable percentage to that set forth on Exhibit A of any voluntary fee waiver observed or expense reimbursement borne by the Adviser with respect to a Fund for such period. For clarity, the Adviser shall be obligated to pay the Subadviser fees hereunder for any period only out of and following the Adviser’s receipt from a Fund of advisory fees pursuant to Section 5 of the Management Contract or Investment Advisory Agreement, as applicable, for such period. Subject to the foregoing, such fees shall be accrued by the Adviser daily and shall be payable for each fiscal month within thirty days after the close of such month.

2.               An Exhibit A shall hereby be added to each Investment Subadvisory Agreement listing the applicable Fund(s), as follows:

Exhibit A

Set forth below are the specific percentages that apply to each Fund in calculating the Compensation to be paid to the Subadviser under Section 5 of this Agreement.

Schroder North American Equity Fund — 53%

Schroder Global Quality Fund — 53%

Schroder Global Value Fund — 53%

3.               All defined terms and definitions in the Investment Subadvisory Agreements shall be the same in this Amendment, except as specifically revised by this Amendment.

4.               Except as expressly provided in this Amendment, the terms and provisions of the Investment Subadvisory Agreements remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers as of the day and year first above written.

SCHRODER GLOBAL SERIES TRUST

By:	/s/ Alan M. Mandel
Alan M. Mandel

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.

By:	/s/ Carin F. Muhlbaum
Carin F. Muhlbaum

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LIMITED

By:	/s/ Mark A. Hemenetz
Mark A. Hemenetz